UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-90736

MARATHON OIL CANADA CORPORATION
(formerly WESTERN OIL SANDS INC.)
(Exact name of registrant as specified in its charter)

Suite 2400, Ernst & Young Tower
4400 Second Avenue S.W.,
Calgary, Alberta, Canada T2P 5E9
(403) 223-1700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

The Registrant was a “voluntary filer” and filed annual reports on Form 40-F with, and furnished information on Form 6-K to, the Securities and Exchange Commission pursuant to its obligations under its indenture governing its 8 3/8% Senior Secured Notes due May 1, 2012 until such obligations were terminated on February 8, 2008
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date: 46 (as of December 31, 2007)

Pursuant to the requirements of the Securities Exchange Act of 1934, Marathon Oil Canada Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2008	MARATHON OIL CANADA CORPORATION

	By:	/s/ S.J. Landry
Name: S.J. Landry
Title: Vice President